Exhibit 99.1

COSCIENS Biopharma Inc. Announces Receipt of Management Cease Trade Order

TORONTO, ONTARIO, April 1, 2025 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a life science company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today announces further to its news release of March 19, 2025 (the “Default Announcement”) that its application to the Ontario Securities Commission (the “OSC”) for a management cease trade order (“MCTO”), in accordance with National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), has been accepted by the OSC.

The MCTO was issued by the OSC, effective as of April 1, 2025, in connection with the Company’s potential delay in its filing of: (a) its annual financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, and its related management’s discussion and analysis (collectively, the “Financial Statements”); (b) the CEO and CFO certificates relating to the Financial Statements; and (c) the Company’s annual information form (in the form of an annual report on Form 20-F) (collectively, the “Required Filings”) beyond the prescribed filing deadline, being March 31, 2025 (the “Required Deadline”).

The Company confirms that it was unable to file the Required Filings by the Required Deadline for the reasons described in the Default Announcement. However, the Company continues to work diligently with its auditors to complete the Required Filings as soon as practicable, and expects to file the Required Filings as soon as they are available and by April 7, 2025.

The Company will issue a news release once the Required Filings have been filed. Until the Company files the Required Filings, it will comply with the alternative information guidelines set out in NP 12-203, including the issuance of bi-weekly default status reports in the form of news releases (which will be filed on SEDAR+) for so long as it remains in default of its obligation to file the Required Filings.

The MCTO restricts all trading in and all acquisitions of securities of the Company, whether direct or indirect, by its Chief Executive Officer and Chief Financial Officer until such time as the Required Filings have been filed by the Company and the MCTO has been revoked. The MCTO does not affect the ability of shareholders who are not insiders of the Company to trade their securities.

The MCTO and delay in filing will have no immediate effect on the listing of the Company’s common shares on the Nasdaq Capital Market. The Company plans to file its Form 20-F as soon as practicable; however, no assurance can be given as to the definitive date on which such report will be filed.

The Company confirms as of the date of this news release that there has been no material change in the information contained in the Default Announcement, and that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

About COSCIENS Biopharma Inc.

COSCIENS is a life science company resulting from the merger of Aeterna Zentaris and Ceapro Inc. COSCIENS develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products. We are focused on leveraging our proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals.

The Company is listed on the Nasdaq Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

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Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: the filing of the Required Filings, including the satisfactory resolution of issues that have led to the delay in filing the Required Filings, as well as the revocation of the MCTO; the Company’s compliance with the alternative information guidelines of NP 12-203; the potential effects of the delay in filing on trading of the Company’s securities on the Nasdaq Capital Market; and the Company’s timing for filing of a Form 20-F.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our avenanthramide product and other products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in CGHD may impact the market for macimorelin (Macrilen®; Ghryvelin®) in AGHD and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the Nasdaq Capital Market.

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